Filed by Focus Impact BH3 Acquisition Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Focus Impact BH3 Acquisition Company
Commission File No.: 001-40868

On May 20, 2024, an interview with Mihir Dange, the Chief Executive Officer of XCF Global Capital, Inc. ("XCF"), was posted on YouTube.

Interview Transcript:

Jane King
Mihir Dange is a seasoned business and tech executive with a career spanning over two decades in transportation and financial industries. He's currently serving as the CEO of XCF Global Capital.  So Mihir, great to have you here.

Mihir Dange
Thank you. Thank you for having me.

Jane King
I know you recently announced your attention, your intention to go public with the Nasdaq, a SPAC, with Focus Impact B3 Acquisition Corp. So, tell us a little bit more about the company and this, intention to go public.

Mihir Dange
So we've had the pleasure of building this business for some time, and we felt like we were ready for a public market strategy, especially because we're in sustainable aviation fuel and infrastructure. And in particular right now, the timing is such where it makes a lot of sense to be pushing kind of the dynamics of sustainable aviation fuel as the supply demand imbalances is, highly favored towards producers. We have the opportunity to work with several different parties, and we were introduced to Focus Impact BH3, a very impressive group. Both founders are a previous private equity background and they focus on a double bottom approach. Carl Stanton is previously from Invesco and Ray Thorn from Two Sigma’s impact fund. And for us, it was really important that we had somebody who shared this vision of being able to work on sustainability, work on improving our planet, but still focused on revenues and EBITDA, and a growth strategy. So, it's been great.

Jane King
Now explain a little bit about the sustainable aviation fuel market. What's your unique value proposition? How competitive is it out there?

Mihir Dange
Great question. Sustainable aviation fuel itself is a drop-in synthetic kerosene. What happens right now is we take jet fuel. It's a petroleum-based product. The idea is to move off of petroleum-based products into decarbonizing the planet. And, we've done that in several areas before. Everything from solar power to electric vehicles. And now we're pushing on the aviation front with sustainable aviation fuel. What that means is we take, we use HEFA based technology. What it means is we take a fat oil or grease. We take it into our plant, we purify it, and then we clean. We basically purify it and then treat it. And in that process, we create a sustainable fuel that is synthetically based, that can go into a wing and reduce greenhouse gas emissions by up to 80%.

Jane King
Okay. Now with this, be for a like a 777? It sounds like it would be combined with petroleum based. Right. It's just reducing the amount of petroleum used?

Mihir Dange
That's exactly right.

Jane King
Okay. What are the current challenges in the aviation industry in terms of becoming more renewable?

Mihir Dange
Well, the first challenge is that there's this need to decarbonize, right? And that we need to reduce CO2 emissions. And the aviation industry is by far, other than like trucking and transport, the next biggest industry that we are focused on, and we have made a lot of progress in some of these other industries, but we haven't in the aviation industry. So, the real challenge is finding supply, right? There is not enough sustainable aviation fuel out there right now to support the industry at the, you're finding mandates out there from European Union to the UK mandating 10% SAF usage by 2030. And then domestically, you have the Grand Challenge set forth by the government for also 10% by 2030. Here is voluntary. There is mandated, we think that it'll migrate to to a mandatory thing. That that requirement is 6 billion gallons over five years. And then it's going to be 40 billion gallons over 25 years. And I think last year production was somewhere around 100 million gallons. So, the ramp up is going to be dramatic.

Jane King
Where can it come from? That’s what we're trying to figure out huh?

Mihir Dange
That's where, you know, that's why we're here. You know, we're enthused at the opportunity. We're going to be able to bring in sustainable aviation fuel infrastructure online. We have our first facility in Reno, Nevada, and then we have subsequent facilities around the country that we think brings up to about 155 million gallons over the next 3 or 4 years.

Jane King
Okay. What could be the potential market size of this?

Mihir Dange
I mean, the market size is as big as you want it to be. Right.

Jane King
As big as the petrol… I guess the aviation traditional fuel would be.

Mihir Dange
That's exactly right. So, at the aviation level we use about 100 billion gallons of, jet fuel per year. And then we need to migrate at least 30 or 40% of it at some point. So that market is going to be massive. And we plan on trying to step into that market as potentially a market leader. But ultimately, we just want to do our job in sustainability, right. We think that we can help. On two approach. Right. The focus Impact method is double bottom. We believe in that same concept, right. We can help the planet and we can also help in bringing more and more infrastructure and more and more gallons on. And that's how we can help.

Jane King
Okay. And you talked a little bit about the plant in Nevada and things. I mean, how are any other expansion plans or does that depend on kind of how quickly you can bring this renewable fuel online?

Mihir Dange
So, I think the beauty of what we're doing right now is we have our first facility, which will get production in about 4 to 6 months. That'll bring on 38 million gallons. So immediately, we'll have a good amount of impact into, the current kind of economics of what's happening domestically. We also have procured three additional sites, one adjacent to the existing site and then two other sites in North Carolina and in Florida. And the idea is to bring those on in, Reno, the other Reno facility, in two years, and then the other ones in about three, three and a half years, which you can bring on 155 million gallons. Now, the idea is not to stop there, right? The idea is that is just our starting point and that there are a lot of opportunities because this market is going to continue to grow to be able to, you know, to, to, to do what we need to do.

Jane King
Are there partnerships with other businesses, governments, things like that that can help you move this along faster?

Mihir Dange
Absolutely. I mean, this is the you're finding a lot of this driven from the government level, from the aviation level, and then from the infrastructure level. And what I mean, there is at the government level, you have mandates and infrastructure, infrastructure dollars that are going to help support the cause at the aviation level. Domestically, you're finding that there's this voluntary commitment that they've all signed up to. You can see it in all their, you know, 8Ks their 10Ks. And now they're committed to it. So, and then abroad, now there's a mandate. Right. So, you're going to see the growth of this market explode over the next three, 4 or 5 years. And I think where we'll sit is at that cross-section of having a proven technology that can come online and, you know, growing our, our base.

Jane King
Yeah. Well, Mihir, thank you so much.

Mihir Dange
Thank you.

Jane King
I hope you keep us up to date as you expand.

Mihir Dange
Absolutely.

Jane King
And go through the whole IPO process.

Mihir Dange
Really appreciate it.

Jane King
Thank you.

Mihir Dange
Thank you so much.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact BH3 Acquisition Company’s (“BHAC”) and XCF Global Capital, Inc.’s (“XCF”) expectations with respect to future performance and anticipated financial impacts of the business combination and the acquisitions of New Rise Renewables, LLC and New Rise SAF Renewables Limited Liability Company (collectively, “New Rise”), estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, the satisfaction of the closing conditions to the business combination and the New Rise acquisitions and the timing of the consummation of the business combination and the New Rise acquisitions, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by BHAC and its management, and XCF and its management, as the case may be, are inherently uncertain and subject to material change. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions; (2) the amount of redemptions by BHAC’s public stockholders in connection with the business combination; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any agreements with respect to the business combination or the New Rise acquisitions or with regard to the Company’s offtake arrangements; (4) the outcome of any legal proceedings that may be instituted against BHAC, XCF, Focus Impact BH3 Newco, Inc., a Delaware corporation and wholly owned subsidiary of BHAC (“NewCo”) or others; (5) the inability of the parties to successfully or timely close the business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the business combination or that the approval of stockholders is not obtained; (6) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (7) the inability of XCF to successfully or timely consummate the New Rise acquisitions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the business combination; (8) the ability to meet stock exchange listing standards following the consummation of the business combination; (9) the ability of XCF to integrate the operations of New Rise and implement its business plan on its anticipated timeline, including the inability to launch operations in the New Rise plant in Reno, Nevada in the near future; (10) the risk that the proposed transactions disrupt current plans and operations of BHAC or XCF as a result of the announcement and consummation of the proposed transactions; (11) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of NewCo to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (12) costs related to the proposed transactions; (13) changes in applicable laws or regulations; (14) risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; (15) the possibility that BHAC, XCF or NewCo may be adversely affected by other economic, business, and/or competitive factors; (16) the availability of tax credits and other federal, state or local government support (17) risks relating to XCF’s and New Rise’s key intellectual property rights; and (18) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the final prospectus relating to the initial public offering of BHAC, dated October 4, 2021, and other filings with the SEC, including the registration statement on Form S-4 to be filed with the SEC by BHAC or a successor entity in connection with the transaction (the “Registration Statement”). If any of the risks actually occur, either alone or in combination with other events or circumstances, or BHAC’s or XCF’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that BHAC or XCF does not presently know or that it currently believes are not material that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect BHAC’s or XCF’s expectations, plans or forecasts of future events and views as of the date of this communication. These forward-looking statements should not be relied upon as representing BHAC’s or XCF’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. While BHAC or XCF may elect to update these forward-looking statements at some point in the future, BHAC and XCF specifically disclaim any obligation to do so.

Additional Information about the Proposed business combination and Where to Find It

In connection with the business combination, BHAC and XCF intend to prepare, and BHAC (or NewCo) intends to file with the SEC the Registration Statement containing a prospectus with respect to the securities to be issued in connection with the business combination, a proxy statement with respect to the stockholders’ meeting of BHAC to vote on the business combination and certain other related documents. Investors, securityholders and other interested persons are urged to read, when available, the preliminary proxy statement/prospectus in connection with BHAC’s solicitation of proxies for its special meeting of stockholders to be held to approve the business combination (and related matters) and general amendments thereto and the definitive proxy statement/prospectus because the proxy statement/prospectus will contain important information about BHAC, XCF and the business combination. When available, BHAC will mail the definitive proxy statement/prospectus and other relevant documents to its stockholders as of a record date to be established for voting on the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that BHAC will send to its stockholders in connection with the business combination. Once the Registration Statement is declared effective, copies of the Registration Statement, including the definitive proxy statement/prospectus and other documents filed by BHAC, XCF or a newly formed successor entity with the SEC, may be obtained, free of charge, by directing a request to Focus Impact BH3 Acquisition Company, 1345 Avenue of the Americas, 33rd Floor, New York, NY 10105. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

BHAC, NewCo and each of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies of BHAC’s stockholders in connection with the business combination under SEC rules. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of BHAC’s stockholders in connection with the business combination will be in the Registration Statement and the proxy statement/prospectus included therein, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of BHAC’s directors and officers in BHAC’s filings with the SEC and such information will also be in the Registration Statement to be filed with the SEC, which will include the proxy statement/prospectus of BHAC for the business combination.

XCF and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of BHAC in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be included in the proxy statement/prospectus of BHAC for the business combination when available.

No Offer or Solicitation

This Current Report on Form 8-K relates to the business combination and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.